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                         September 27, 2021

       Carlos Garcia-Parada
       Chief Financial Officer
       Rocket Pharmaceuticals, Inc.
       9 Cedarbrook Drive
       Cranbury, NJ 08512

                                                        Re: Rocket
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-36829

       Dear Mr. Garcia-Parada:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.
 Carlos Garcia-Parada
FirstName LastNameCarlos
Rocket Pharmaceuticals, Inc.Garcia-Parada
Comapany 27,
September  NameRocket
              2021      Pharmaceuticals, Inc.
September
Page 2    27, 2021 Page 2
FirstName LastName
Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 62

1. We note the discussion on page 61 that R&D activities are central to your business model and that you expect them to increase substantially over the next several years. We also see direct R&D expenses are tracked on a program-by-program basis for your product candidates. Accordingly, please revise future filings to quantify and discuss costs by product candidate as well as by the type or nature of expense for each period presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences